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Alex Andreae · 2nd

Founder & CEO at Pressure Games

Punta Gorda, Florida · 500+ connections · Contact info

Pressure Games

The University of Texas at Austin

About

Constantly taking on new challenges, I've tackled (and survived mostly unscathed) in no particular order DevOps, hardware development and debug, API development in multiple languages, long-term planning & business development, team building and management, contract manufacturing, serverless architectures, marketing and much more.

I dream of drawing better than stick figures, but I wouldn't recommend myself for any graphic design positions.. yet.

Activity

534 followers



Updatable toys are the future. After 11 months of planning and developing a new ecosystem for our future #toys, I've only grown more positive on our outlook. The toy...

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Experience

Founder & CEO

Pressure Games

Nov 2018 – Present · 1 yr

Punta Gorda, Florida Area

At Pressure Games, we make exciting games for kids that get them off the couch, use their imagination and play with others.

I am leading the business development, technology design, game concepts and general planning. We're a small team right now, but poised to take off with the launch of our first toy.

Our patent-pending first game, Countdown, combines hide and seek with mini-games to stop a timer when found. It recently won at the 2019 Outdoor Toy Awards and is planned t... See more

SourceCoast Web Development

12 yrs 10 mos

CEO / Co-Founder

Jan 2007 – Present · 12 yrs 10 mos
Punta Gorda, Florida Area

Developers of JFBConnect, the largest social network integration extension for the Joomla CMS. Integrates with 10 social networks for social authentication, profile import, content push, social widgets and much more.
... See more

Professional Speaker
2010 – Present · 9 yrs

Speaking roles include Joomla World Conference 2012 & 2013, multiple Joomla User Group meetings around the country and various local Meetups.

Past topics:... See more

Chief Technology Officer
Nuzzle
Oct 2014 – Dec 2018 · 4 yrs 3 mos
Punta Gorda, Florida Area

Developers of a GPS tracking, activity and temperature monitoring collar for cats and dogs.

I was brought onboard Nuzzle as employee #1, when the basic idea of the product had only been conceptualized. I performed the initial technology planning and development ... See more

President
Away Florida
Mar 2013 – Dec 2014 · 1 yr 10 mos
Punta Gorda, Florida Area

Oversee operations and business plans of home watch operations for Southwest Florida, catering specifically to the Punta Gorda and Sarasota areas.

Implemented streamlined web-based house check process by updating from pape... See more

Co-Founder / Director of Marketing
CMS Market
Nov 2008 – Aug 2011 · 2 yrs 10 mos

In charge of marketing direction, promotions, and collaboration with CMS vendors and developers.

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Education

The University of Texas at Austin
M.S., Circuit Design
2005 – 2008

Project paper was for a SATA interposer board utilizing an AES encryption engine for on-the-fly protection of data in transport to hard-disk. A full verilog implementation was created, simulated, and synthesized for use on a Virtex-5 FPGA.

Georgia Institute of Technology
B.S., Electrical Engineering
1997 – 2002
Activities and Societies: Solar Jackets race team, IEEE

Skills & Endorsements

Joomla · 25

Endorsed by **Radek Suski and 2 others who are highly skilled at this**

Endorsed by **6 of Alex's colleagues at AMD**

Web Development · 24

Endorsed by **Jason Nickerson, who is highly skilled at this**

Endorsed by **3 of Alex's colleagues at AMD**

PHP · 21

Endorsed by **3 of Alex's colleagues at AMD**

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Recommendations

Received (0) Given (2)

Dawid Krężel
Android Developer at Ryanair - Europe's Favourite Airline
August 3, 2017, Alex worked with Dawid but at different companies

I worked closely with Dawid on an Android development project for nearly 2 years. He was the lead developer for our Android app from day one and showed his passion for making a solid product the whole way through. We went through many iterations and changes throughout development, but Dawid had no... See more

Philippe Gambling
Technical Lead / Consultant for Expero, Inc.
June 8, 2010, Alex was senior to Philippe but didn't manage directly

Philippe was a strong leader, and devoted engineer at AMD. He was easily able to take on new tasks quickly and put in any extra time required to complete them on time. He always understood not just the 'what' that needed to be done, but to look past the initial requirements to determine how it would affect ... See more

Accomplishments

3 **Languages**
English • French • Spanish

1 **Publication**
Joomla! Development - A Beginner's Guide

Interests

Pressure Games
6 followers

Away Florida
9 followers

Georgia Institute of Technology
282,542 followers

SourceCoast Joomla Social Exten...
54 followers

Joomla! Users Group
17,299 members

Joomla Pro (Please, No Newbies ...
243 members

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